EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Vodacom announces new tariff “Happy Hours”

Vodacom Group (Proprietary) Limited (“Vodacom” or “Vodacom Group”) (unlisted), South Africa’s leading mobile communications group, in which Telkom has a 50.0% holding, announced a new tariff called “Happy Hours” which will see a standard on-network call rate of R1.49 (including VAT) between 17:00 and 20:00 on weekdays. The new tariff applies to prepaid and contract customers but excludes Talk 500, Corporate 500, Talk 1000 and Messenger packages. The new tariff will be effective immediately for prepaid customers and from 1 October 2005 for all contract customers, subject to ICASA approval.

Vodacom’s weekday on-network peak call is currently charged at R1.76 (including VAT) per minute on a “Business Call” contract package, R2.55 (including VAT) per minute on a “Vodago” standard prepaid package and R3.25 (including VAT) per minute on a “4U” prepaid package. Peak hours for weekdays are between 07:00 and 20:00.

Johannesburg

26 August 2005